UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
         					ANNUAL FILING
					(Amendment No. "____")

Conseco Inc.
(NAME OF ISSUER)
Preferred Convertible
(TITLE CLASS OF SECURITIES)
208464404
(CUSIP NUMBER)
12/31/98
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).













208464404
CUSIP NO. 13G       							PAGE 2 OF 9


1.  NAME OF REPORTING PERSON/EIN
State Street Bank and Trust Company as trustee for General Motors Employes Global Group Pension Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
	New York, New York


5.  SOLE VOTING POWER
    SHARES
6.  SHARED VOTING POWER	684,684
    SHARES
7.  SOLE DISPOSITIVE POWER
    SHARES
8.  SHARED DISPOSITIVE POWER	684,684
    SHARES
9.  TOTAL BENEFICIALLY OWNED 684,684
    SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11%

12. TYPE OF REPORTING PERSON*	EP




CUSIP NO. 13G       							PAGE 3 OF 9


1.  NAME OF REPORTING PERSON/EIN
General Motors Investment Management Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


5.  SOLE VOTING POWER
    SHARES
6.  SHARED VOTING POWER	684,684
    SHARES
7.  SOLE DISPOSITIVE POWER
    SHARES
8.  SHARED DISPOSITIVE POWER	684,684
    SHARES
9.  TOTAL BENEFICIALLY OWNED 684,684
    SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11%

12. TYPE OF REPORTING PERSON*	IA, CO



                       SCHEDULE 13G       				 PAGE 4 OF 9
ITEM 1.

	(A)  NAME OF ISSUER
     Conseco Inc.


	(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     2 American Lane
			Greenwich, Conn. 06836-2571


ITEM 2.

     (A)  NAME OF PERSON FILING (SSB or other)
(i) State Street Bank and trust Company as trustee for General Motors Employes Global Group Pension Trust ("Trust")

(ii) General Motors Investment Management Corporation ("GMIMCo")



     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE
	(i) 225 Franklin Street Boston MA 02110
		(ii) 767 Fifth Ave. New York, NY 10153



     (C)  CITIZENSHIP
	(i) Trust - Boston
		(ii) GMIMCo - Delaware


	(D)	TITLE CLASS OF SECURITIES
	Convertible Preferred


	(E)	CUSIP NUMBER
	208464404


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
(select either E or F)
    	(E)[X]	INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE
INVESTMENT
			ADVISORS ACT OF 1940 (in the case of GMIMCo)
	(F)[X]	  	EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO
   	THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY
   	ACT OF 1974 OR ENDOWMENT FUND;(in the case of the TRUST)












					           	PAGE 5 of 9
ITEM 4. OWNERSHIP
  	The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM") and its subsidiaries. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1998 with respect to such securities of the Issuer under management for the benefit of the Plans (1):


	(A)  AMOUNT BENEFICIALLY OWNED

		(i) 	Trust 			 684,684 (2)
 		(ii) 	GMIMCo 		 684,684 (2)
	(B)  PERCENT OF CLASS
     		(i) Trust 			 11% (2)
		(ii) GMIMCo 			 11% (2)


	(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
	0

(II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE;
	684,684

  		(III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
          		0
   		(IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
          		684,684

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.
- - - - - - - - - - - - - - - - -
(footnotes)

(1)Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(2)Includes 684,684 shares which may be acquired upon the conversion of certain of the Issuer's convertible securities, calculated in accordance with Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	   ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
	   HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

Item 10.	Certification

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1999

				STATE STREET BANK AND TRUST COMPANY,
				As trustee for GENERAL MOTORS EMPLOYES
				GLOBAL GROUP PENSION TRUST (as directed by
				General Motors Investment Management Corporation)

				By: /s/ Michael Connors
					Name: Michael Connors
					Title: Assistant Vice President

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1999

				GENERAL MOTORS INVESTMENT MANAGEMENT
				CORPORATION


				By: /s/ Margaret M. Eisen
					Name: Margaret M. Eisen
					Title: Managing Director

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, of Conseco Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   March 18, 1999




				STATE STREET BANK AND TRUST COMPANY,
				As trustee for GENERAL MOTORS EMPLOYES
				GLOBAL GROUP PENSION TRUST (as directed by
				General Motors Investment Management Corporation)

				By: /s/ Michael Connors
					Name: Michael Connors
					Title: Assistant Vice President




				GENERAL MOTORS INVESTMENT MANAGEMENT
				CORPORATION


				By: /s/ Margaret M. Eisen
					Name: Margaret M. Eisen
					Title: Managing Director